ARI Network Services, Inc.

10850 West Park Place, Suite 1200

Milwaukee, Wisconsin  53224

December 4, 2014

Mr. Mark P. Shuman

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

ARI Network Services, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed November 26, 2014
File No. 333-188093

Dear Mr. Shuman:

The purpose of this letter is to respond to the comment raised in the Staff’s letter to ARI Network Services, Inc. (the “Company”) dated December 2, 2014 relating to Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed November 26, 2014 (Reg. No. 333-188093) (the “Registration Statement”).  Simultaneously herewith, the Company is filing with the SEC Post-Effective Amendment No. 3 to the Registration Statement (“Post-Effective Amendment No. 3”).

Please note that the EDGAR-filed version of Post-Effective Amendment No. 3 has been tagged to indicate the cumulative revisions relative to Post-Effective Amendment No. 2.

In providing this response, the Company also acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark P. Shuman

December 4, 2014

Your comment and the Company’s response are set forth below.

Selling Security Holders, p. 10

1.

Staff Comment:  Please ensure that your selling security holder table reflects the current number of shares that remain to be sold pursuant to this registration statement.  See Item 507 of Regulation S-K.  Please update your prospectus cover page and other applicable portions of your registration statement as applicable.

Response:  The Company has updated the selling security holder table in Post-Effective Amendment No. 3 to reflect the current number of shares that remain to be sold pursuant to the Registration Statement, and has updated the prospectus cover page and other applicable portions of the Registration Statement as applicable.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (414) 973-4539 or at bill.nurthen@arinet.com, or the Company’s outside counsel, C.J. Wauters of Godfrey & Kahn, S.C., at (414) 287-9663.

Very truly yours,

ARI NETWORK SERVICES, INC.

/s/ William A. Nurthen

William A. Nurthen